Exhibit 99.2

Allot Communications Names Doron Arazi as New Chief Financial
Officer

Hod Hasharon, ISRAEL – May 9, 2007 – Allot Communications Ltd. (NASDAQ: ALLT), a leader in IP service optimization solutions based on deep packet inspection (DPI) technology, today announced that Doron Arazi has been appointed as Chief Financial Officer, following the announced departure of Adi Sapir to pursue other interests. Mr. Sapir will remain with the company during the interim period to ensure a smooth transition.

Mr. Arazi, who will assume the CFO position starting on September 1, 2007, brings over 18 years of financial management experience to Allot. For the past six years, Mr. Arazi has held various financial roles at Verint Systems Ltd., one of the largest subsidiaries of Verint System Inc., an analytic software-based solutions provider, with worldwide sales of over $370 million in fiscal 2006. For the last three years, Mr. Arazi has served as Vice President Finance of Verint’s Israeli subsidiary. In this capacity and as part of Verint’s Israeli management team, he was responsible for all of the Israeli company’s and other foreign subsidiaries’ financial and legal issues, including strategic planning, mergers and acquisitions, budget planning and control, treasury and accounting departments, as well as US securities law compliance issues. Mr. Arazi, a certified public accountant, holds a BA in Accounting and Economics and an MBA from Tel Aviv University.

“We are excited to bring on Doron, who has extensive financial experience with a large, multi-national solutions provider for the telecommunications industry among other industries. As Allot continues to expand its worldwide operations, we believe that Doron’s familiarity with this type of environment will make him a valuable part of our management team,” said Rami Hadar, Allot’s President and CEO.

“I want to thank Adi for his 10 years of devoted service to Allot. During his tenure as CFO, the Company grew from a start-up operation to a public, global telecommunications company, following our successful IPO in November 2006. As a part of Allot’s senior management team, Adi played a significant role in the Company’s growth. I wish Adi much success in his future endeavors.”

About Allot Communications
Allot Communications Ltd. (NASDAQ: ALLT) is a leading provider of intelligent IP service optimization solutions. Designed for carriers, service providers and enterprises, Allot solutions apply deep packet inspection (DPI) technology to transform broadband pipes into smart networks. This creates the visibility and control vital to manage applications, services and subscribers, guarantee quality of service (QoS), contain operating costs and maximize revenue. Allot believes in listening to customers and provides them access to its global network of visionaries, innovators and support engineers. For more information, please visit www.allot.com.

Investor Relations Contact:
Jay Kalish
Executive Director Investor Relations
International access code+972-9-761-9365
jkalish@allot.com